EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the Quarter ended 30 June 2019 and details of a shareholder conference call

ST HELIER, JERSEY, Aug. 13, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc  (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) (“Caledonia” or the “Company”) announces its operating and financial results for the second quarter of 2019 (“Q2” or the “Quarter”).

Gold production in the Quarter was 12,712 ounces, an increase of 6.4 per cent on gold produced in the first quarter of 2019 of 11,948 ounces taking production for the first six months of 2019 to 24,660 ounces.  Gross profit for the Quarter was $7 million, 37 per cent higher than in the second quarter of 2018 (the “comparable quarter”) due to lower on-mine costs.  Operating profit for the Quarter, before foreign exchange gains, was just over $6 million, 21 per cent higher than the comparable quarter.  Net profit attributable to shareholders for the Quarter increased by almost 800 per cent to $23.3 million compared to the comparable quarter due to the substantial devaluation of the newly introduced Zimbabwe currency which resulted in some cost savings and a large net foreign currency gain.  Adjusted earnings per share1, which excludes inter alia unrealised foreign exchange gains, were 26.8 cents – 19.5 per cent lower than in the second quarter of 2018 due to deferred tax adjustments arising from the calculation of Blanket’s taxes in local currency.  Cash generated by operating activities remains robust with net cash of approximately $8.4 million generated in the first half of 2019.

Due to operational difficulties relating to grade and unreliable power, production guidance for 2019 has been reduced from a range of 53,000 to 56,000 ounces to a range of 50,000 to 53,000 ounces2.  Management has not reduced earnings guidance for 2019 which remains in the range of 86 to 117 cents per share due to a higher than expected gold price and lower than expected costs.  Blanket has recently signed a new power supply agreement which appears to have reduced the incidence of load-shedding.

After the end of the Quarter, on 24 July 2019, the Company announced the completion of the shaft sinking at Central Shaft.  This important milestone marks a very significant step towards completing the Investment Programme at Blanket in the second half of 2020 after which production is expected to increase to the target level of 80,000 ounces per annum from 2022.

Following the implementation of indigenisation in September 2012, Caledonia owns 49 per cent of the Blanket Mine in Zimbabwe. Caledonia continues to consolidate Blanket and the operational and the financial information set out below is on a 100 per cent basis unless otherwise indicated.  We continue to work with the relevant regulatory bodies in Zimbabwe to obtain the outstanding approvals so that we can complete the purchase of the 15 per cent shareholding in Blanket that is owned by one of its indigenous shareholders.

	3 Months to June 30			6 Months to June 30			Comment
	2018	2019	% Chg	2018	2019	% Chg
Gold produced (oz)	12,657	12,712	0.4%	25,582	24,660	-3.6%	Production was similar to previous periods, but lower than expected due to lower than expected mine production and grade
On-mine cost per ounce ($/oz)1	717	534	-25.5%	702	662	-5.7%	On-mine costs are lower primarily due to lower electricity costs due to the devaluation of the Zimbabwe currency
All-in sustaining cost ($/oz) (“AISC”)[1]	856	656	-23.4%	843	797	-5.5%	AISC is lower due to lower on-mine costs and benefits from lower administrative expenses and sustaining capital expenditure
Average realised gold price ($/oz)[1]	1,278	1,298	1.6%	1,296	1,291	-0.4%	The average realised gold price reflects international spot prices and excludes revenues from the gold support price or the export credit incentive
Gross profit ($’000’s)	5,144	7,033	36.7%	11,367	11,317	-0.4%	Gross profit in the Quarter is higher due to lower production costs
Net profit attributable to shareholders ($’000’s)	2,604	23,303	794%	5,758	32,621	466%	Net profit in the Quarter includes net foreign exchange gains of $22.8 million; net profit for the six months to June 30, 2019 also includes profit of $5.4 million arising on the sale of a subsidiary
Adjusted earnings per share (“EPS”) (US cents)[1]	33.3	26.8	-19.5%	72.0	53.5	-25.7	Adjusted EPS excludes, inter alia, unrealised foreign exchange gains and deferred tax arising from the calculation of Blanket’s taxation in local currency
Net cash and cash equivalents ($’000’s)	5,308	7,875	48.4%	5,308	7,875	48.4%	Cash excludes term debt (repayable in 2022); cash position remains robust
Net cash from operating activities ($’000’s)	-1,216	2,138	323.8%	5,829	8,413	54.3%	Continued robust cash generation

Commenting on the results and the period under review, Steve Curtis, Chief Executive Officer, said:

“By far the most important news in the period covered by this review is the completion of the shaft sinking at the Central Shaft, which we announced in late July.  This is a major milestone and marks the successful culmination of five years' work and approximately $45 million of capital investment.  I am delighted to report the shaft sinking phase was completed without serious accidents and the entire project is broadly on schedule. The completion of the shaft sinking substantially de-risks the project and we have now moved on to the equipping phase which we expect to last approximately 12 months.  We look forward to commissioning the shaft in the second half of 2020 after which we can begin to increase production to the target level of 80,000 ounces in 2022.

“Production of 12,712 ounces was marginally higher than the first quarter of 2019 although below plan. Production was adversely affected by lower than expected grade as problems with mining dilution adversely affected the grade and mine production continued to be disrupted due to the instability of the incoming power supply.  Grade continues to receive close management attention.

“The electricity situation worsened considerably in July and early August and Blanket experienced frequent and long interruptions to its power supply. To address this problem Blanket has procured additional back-up diesel generators which will be installed in the coming weeks. We have had constructive engagement with the state electricity utility and the chamber of mines as a result of which Blanket has signed a new electricity supply agreement in terms of which it will receive un-interrupted imported power at a lower cost than it previously paid.  Caledonia is at an advanced stage of evaluating a solar PV generating facility which would reduce Blanket’s dependence on grid power.  Although the electricity situation has improved in recent days, we feel it prudent to continue to implement plans to protect Blanket from any recurrence of this problem.

“Due to the continued low grade and difficulties with electricity supply in July and early August, management has reduced full year production guidance from the previous range of 53,000 to 56,000 ounces to a revised guidance range of 50,000 to 53,000 ounces. Whilst it is disappointing to reduce production guidance, earnings guidance for 2019 remains unchanged at 86 to 117 cents per share due to a higher than anticipated gold price and lower than expected costs.

“Our cost performance for the Quarter was excellent as a result of stringent cost control, aided by the devaluation of the Zimbabwe currency, the South African rand and sterling which reduced the dollar value of expenses incurred in such currencies.  On-mine costs of $534 per ounce for the Quarter were over 25 per cent lower than the corresponding quarter of 2018 and the all-in sustaining cost of $656 per ounce was 23 per cent lower than the second quarter of 2018.  We are pleased to see this level of cost control in the business and remain confident in our longer-term all-in sustaining cost guidance target of $700 - $800 per ounce as the business grows towards 80,000 ounces per year by 2022.

“Caledonia also remains highly cash generative with operating cash generated in the first half of 2019 of approximately $8.4 million, this cash contributed to a healthy balance sheet with cash on hand of approximately $8 million at the end of the Quarter.

“Other macroeconomic events during the quarter were the continued devaluation of the Zimbabwean currency, which experienced an almost 10-fold devaluation since late February 2019.  This contributed towards a significant increase in inflation which has made life difficult for our staff in country.  We note that the exchange rate appears to have stabilized in recent weeks and it is important to note that government fiscal discipline remains robust. The current currency devaluation and inflationary conditions appear for the most part to be a legacy of past fiscal indiscipline rather than as a result of current policy: indeed, government continues to run a primary budget surplus, a level of fiscal discipline that bodes well for future stability. Moreover, in the Finance Minister’s recent interim budget statement he announced the royalty payable to the Zimbabwe government will be deductible for the purposes of calculating income tax. He also revised the royalty rate which is reduced from five per cent to three per cent of revenues when the gold price is below $1,200 per ounce. We welcome the government of Zimbabwe’s continued efforts to promote investment in the sector.

“The devaluation of the Zimbabwe currency resulted in very substantial foreign exchange gains as the value of liabilities such as bank loans and deferred tax were eroded in US-dollar terms.  Earnings per share reported under IFRS for the Quarter was 211 cents per share – almost a nine-fold increase on the second quarter of 2018. Adjusted earnings per share which is a measure of the underlying performance of the business and excludes items such as unrealised foreign exchange gains were 26.8 cents per share, unchanged from the previous quarter and in-line with guidance for 2019.

“Capital investment for the quarter was in-line with our capex plan for 2019 at $4.2 million, most of which was incurred at Central Shaft. We expect capex to decline substantially after we commission the Central Shaft as planned in 2020.  Thereafter we expect free cash flow to increase significantly driven by rising production, an expected decline in operating costs and importantly, reduced capital investment. We are also pleased to see the recent strength in the gold price which, if sustained will be a welcome boost for patient gold investors.

“Finally, I would like to thank our staff who have worked very hard during the Quarter in very difficult conditions: their dedication is a key component of our continued success.”

Strategy and Outlook

Caledonia is on track to achieve the production target of 80,000 ounces per year by 2022 at its Zimbabwean subsidiary, Blanket Mine (also referred to as “Blanket”). The Company’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and revised in November 2017 and is expected to extend the life of mine by providing access to deeper levels for production and further exploration.  Implementation of the Investment Plan remains on target in terms of timing and cost.  Caledonia’s board and management believe the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future.  Caledonia’s cash position is expected to improve as a result of the implementation of the Investment Plan; Caledonia will continue to assess new opportunities to invest surplus cash in addition to returning cash to shareholders.

Dividend Policy

Caledonia pays a quarterly dividend of 6.875 US cents per share, the quarterly dividend is paid at the end of January, April, July and October respectively. It is envisaged that the current dividend policy will be maintained.

Shareholder Conference Call

Management will host a conference call at 1500 BST on 14 August 2019.
Details for the call (in local times) are as follows:
Date: 14 August 2019
Time: 1500 London, 1600 Johannesburg, 1600 Zurich and Frankfurt, 1000 Toronto and New York
Password: Caledonia Mining

UK Toll free	0808 109 0700
USA Toll free	1 866 966 5335
South Africa Toll free	0 800 980 512
Canada Toll free	1 866 378 3566
Other (standard International access)	+44 (0) 20 3003 2666

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/ Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1666

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Curate Communications Debra Tatenda	Tel: +263 772 802 131/+263 719 802 131

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income

($’000’s)	3 months ended June 30		6 months ended June 30
	2018	2019	2018	2019
Revenue	16,198	16,520	34,257	32,440
Royalty	(811)	(864)	(1,715)	(1,683)
Production costs	(9,297)	(7,571)	(19,307)	(17,340)
Depreciation	(946)	(1,052)	(1,868)	(2,100)
Gross profit	5,144	7,033	11,367	11,317
Other income	1,720	749	3,101	2,038
Other expenses	-	(220)	-	(309)
Administrative expenses	(1,660)	(1,309)	(3,202)	(2,705)
Profit on sale of subsidiary	-	-	-	5,409
Net foreign exchange gains	89	21,645	160	24,925
Cash-settled share-based payment	(223)	(9)	(337)	(370)
Equity-settled share-based payment	-	-	(14)	-
Gold hedge expense	-	(194)	-	(324)
Operating profit	5,070	27,695	11,075	39,981
Net finance (cost)/income	(29)	28	(45)	(20)
Profit before tax	5,041	27,723	11,030	39,961
Tax expense	(1,787)	223	(3,897)	(1,296)
Profit for the period	3,254	27,946	7,133	38,665

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(648)	144	(440)	-
Reclassification of accumulated exchange differences on the sale of subsidiary	-	-	-	(2,109)
Total comprehensive income for the period	2,606	28,090	6,693	36,556

Profit attributable to:
Shareholders of the Company	2,604	23,303	5,758	32,621
Non-controlling interests	650	4,643	1,375	6,044
Profit for the period	3,254	27,946	7,133	38,665

Total comprehensive income attributable to:
Shareholders of the Company	1,956	23,447	5,318	30,512
Non-controlling interests	650	4,643	1,375	6,044
Total comprehensive income for the period	2,606	28,090	6,693	36,556

IFRS earnings per share (Basic)	24.1	210.9	53.4	299.4
Adjusted earnings per share (Basic)	33.3	26.8	72.0	53.5

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended June 30		6 months ended June 30
	2018	2019	2018	2019
Cash flows from operating activities
Cash generated from operations	749	2,484	8,433	9,117
Net interest paid	(44)	16	(82)	(96)
Tax paid	(1,921)	(362)	(2,522)	(608)
Net cash (used in)/from operating activities	(1,216)	2,138	5,829	8,413

Cash flows used in investing activities
Acquisition of Property, plant and equipment	(5,618)	(4,186)	(10,776)	(9,326)
Proceeds from disposal of subsidiary	-	-	-	1,000
Net cash used in investing activities	(5,618)	(4,186)	(10,776)	(8,326)

Cash flows from financing activities
Dividends paid	(862)	(882)	(1,761)	(1,620)
Repayment of term loan facility	(375)	-	(750)	-
Net cash used in financing activities	(1,237)	(882)	(2,511)	(1,620)

Net decrease in cash and cash equivalents	(8,071)	(2,930)	(7,458)	(1,533)
Effect of exchange rate fluctuations on cash held	(1)	1,063	10	(1,779)
Net cash and cash equivalents at beginning of the period	13,380	9,742	12,756	11,187
Net cash and cash equivalents at end of the period	5,308	7,875	5,308	7,875

Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	June 30	Dec 31
		2019	2018
Total non-current assets		105,671	97,525
Inventories		9,729	9,427
Prepayments		1,550	866
Trade and other receivables		6,492	6,392
Cash and cash equivalents		7,875	11,187
Assets held for sale		-	296
Total assets		131,317	125,693
Total non-current liabilities		7,411	34,687
Trade and other payables		7,601	10,051
Income tax payable		1,598	1,538
Liabilities associated with assets held for sale		-	609
Total liabilities		16,610	46,885
Equity attributable to shareholders		100,460	70,463
Non-controlling interests		14,247	8,345
Total equity		114,707	78,808
Total equity and liabilities		131,317	125,693

1 Non-IFRS measures such as “Adjusted earnings per share”, “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this document.  Refer to section 10 of the MD&A for a discussion of non-IFRS measures.

2 Refer to technical report dated 13 February 2018 entitled “National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018), a copy of which was filed by the Company on SEDAR on March 2, 2018 for the key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves from which planned gold production, as set out in this news release, is to be derived and risks that could materially affect the potential development of the mineral resources or mineral reserves.  Mr Paul Matthews, the Company’s qualified person and Group Mineral Resource Manager, supervised the preparation of the technical information in the technical report, and also supervised the preparation of the technical information contained in this news release.